SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

SEC MAIL PROCESSING
RECEIVED
JUL 26 2002
WASH. D.C. 164 SECTION

July 25, 2002

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

PROCESSED
JUL 29 2002
THOMSON
FINANCIAL

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

The following documents are filed as exhibits hereto and are incorporated by reference into the Registration Statement on Form F-[] (File No. 333-[])

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ________________________.]

TALISMAN ANNOUNCES DEEP GAS DISCOVERY IN THE MONKMAN AREA OF B.C. FOOTHILLS

CALGARY, Alberta – July 25, 2002 – Talisman Energy Canada has announced a significant natural gas discovery in the foothills of British Columbia. This is the first commercial well to produce from the deeper, under-explored Paleozoic reservoirs in the Monkman area.

Talisman (operator 40%) and its partners Anadarko Canada Corporation (30%), National Fuel Exploration Corp. (20%) and Oiltec Resources Ltd. (10%) drilled the West Sukunka b-79-J/93-P-4 well to a total measured depth of 4,801 meters in the Mississippian and encountered large volumes of low acid gas (6%) in reservoirs of Permian and Pennsylvanian age.

The well tested at rates ranging from 15 mmcf/d to 37 mmcf/d with a flowing tubing pressure of 2,364 pounds per square inch directly into existing Monkman pipeline infrastructure. The well is expected to be on production by September 2002. A delineation well is planned for the fourth quarter of 2002 with additional locations planned in 2003.

"This is the most exciting discovery in the Monkman area for some time," said Dr. Jim Buckee, President and Chief Executive Officer. "This opens up a major potential new play system which will be easy to tie in since it is under our existing infrastructure. Although an extensive exploration program will be required, we believe currently identified locations could contain more than 1 tcf of unrisked reserves."

At the July 17, 2002 B.C. crown land sale, Talisman and its partners purchased 7,383 hectares (18,236 acres) of land on trend with the b-79-J discovery well for $12 million. Additionally, Talisman holds a 95% working interest in 12,980 hectares (32,061 acres) of deep rights on two large blocks of land along trend to the northwest. The Company's partners have the option to farm in on this acreage to further develop the trend.

Talisman has worked the overlying Triassic play at Monkman since the 1950s, with the Company's production currently exceeding 90 mmcf/d. Deeper Permian-Mississippian targets have been sporadically pursued by industry in more recent years, culminating with a Permian gas discovery in the Ojay area southeast of Monkman in 1998.

As a result of Talisman's Triassic exploration and production activities, the Company and its partners have immediate access to significant landholdings close to existing infrastructure as well as extensive seismic data, which will allow follow-up drilling to proceed quickly.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

Anadarko Canada Corporation is a subsidiary of Anadarko Petroleum (NYSE: APC), one of the world's largest independent oil and gas exploration and production companies, with assets of $17 billion and reserves of 2.3 billion boe. Houston-based Anadarko is active in the U.S., Canada, Algeria and Qatar and is executing a strategic exploration program in several other countries. More information is available at www.anadarko.com.

National Fuel Exploration Corp. is a wholly owned subsidiary of Seneca Resources. Seneca Resources explores for, develops and purchases natural gas and oil reserves in the Gulf Coast Region of Texas and Louisiana, the Appalachian Region, the Rocky Mountain Region, California and the western provinces of Canada. Seneca Resources is headquartered in Houston, Texas, and is the exploration and productions subsidiary of National Fuel Gas Company (NYSE:NFG) which is based in Buffalo, New York. Additional information about National Fuel and its business segments is available on its Internet Web site: www.nationalfuelgas.com or through its investor information service at 1-800-334-2188.

Oiltec Resources is a Calgary based, small cap oil and gas company. Primarily oil based since incorporation in 1992, Oiltec's exploration efforts have expanded to include high impact natural gas prospects in Alberta and British Columbia. Oiltec's shares trade on The Toronto Stock Exchange under symbol "OLT". More information is available at www.oiltec.ca

For further information, please contact:
David Mann, Manager, Investor Relations &
Corporate Communications
Phone: 403-237-1196
Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Forward Looking Statements: The U.S. Securities and Exchange Commission normally permits oil and gas companies to disclose in their filings only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, the estimate of 1 tcf of unrisked reserves (which is based on drilling locations currently mapped along the entire trend of the b-79-J discovery) included in this press release does not meet the SEC's standards for inclusion in documents filed with the SEC. Ultimate recovery of natural gas quantities could differ materially from estimated potential. This press release contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, including expected drilling and production plans and estimates of unrisked reserves. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); and fluctuations in oil and gas prices and foreign currency exchange rates. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

24/2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: July 25, 2002

By [signature]
Christine D. Lee
Assistant Corporate Secretary